DECEMBER 5, 2002

                                    AMENDMENT
                                       TO
                                 MEMORIAL FUNDS
                                 CODE OF ETHICS


Pursuant to instructions from Memorial Funds' Board of Trustees, provisions of the Memorial Funds Code of Ethics specifying Forum Administrative Services, LLC and/or one of its affiliates (prior service providers) are amended and all references shall be to current service providers: InCap Service Company and its affiliates.

David F. Ganley of InCap Service Company, Memorial Funds' compliance officer, is the "Trust Review Officer" as specified in the Code of Ethics.

Memorial Funds - Exhibit (p)(1)(b)                                        Page 1
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